FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS AMÉRICAS S.A.

Securities Registration Record No. 175

Santiago, February 26, 2016

Ger. Gen. N°027 /2016

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10 under Securities Market Law N°18,045, and as established under General Norm N° 30 of the Superintendence, duly authorized on behalf of ENERSIS AMÉRICAS S.A. (the “Company”), formerly called ENERSIS S.A., I hereby inform you of the following significant event:

In an ordinary session held today (meeting No. 02/ 2016), The Board of Directors of the Company  unanimously agreed to unilaterally terminate the Strategic Alliance Agreement, a contract that was executed with Endesa España on March 18, 1998.  This termination is in accordance with the terms of the contract and will become effective on March 31, 2016.

 Sincerely yours,

Luca D’Agnese

Chief Executive Officer

c.c.          Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago - Representantes Tenedores de Bonos (Banco Santander Santiago - Bondholders  Representative)

Comisión Clasificadora de Riesgos (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Luca D' Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: March 1, 2016